Western Asset Zenix Income Fund Inc.

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Zenix Income Fund Inc. was held on July 26, 2006, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Item Voted On

Election of Directors


Nominees		Common Shares Common Shares   Preferred  Preferred
			Voted	      Witheld	      Shares for Shares
			For Election		      Election   Witheld

Dwight B. Crane		17,305,097	561,489		N/A	N/A
Paolo M. Cucchi		17, 314,290	552,296		N/A	N/A
Robert A. Frankel	N/A		N/A		1,393	5
R. Jay Gerken		17,313,545	553,041		1,393	5
Paul Hardin		17,293,988	572,598		1,393	5
William R. Hutchinson	N/A		N/A		1,393	5
George M. Pavia		17,293,988	578,064		1,392	6